August 23, 2021

Division of Corporation Finance,

Office of Manufacturing,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Attn:	Ms. Melissa Gilmore
Mr. Andrew Blume

Re:	Ferrari N.V. Form 20-F for Fiscal Year Ended December 31, 2020

File No. 001-37596

Dear Ms. Gilmore and Mr. Blume:

I refer to your comment letter dated August 16, 2021 to Mr. Picca Piccon, chief financial officer of Ferrari N.V. (the “Company”) and my telephone call with Ms. Gilmore on August 19, 2021 regarding the due date for responding to your letter. The Company has requested an extension of the due date in order to have sufficient time for compilation and review by the Company and its advisers of the responses to the Staff’s comments. The Company confirms that it intends to submit its responses to the Staff’s comments by September 16, 2021.

The Company appreciates your cooperation in extending the deadline for the Company’s response.

Very truly yours,

/s/ Oderisio de Vito Piscicelli
Oderisio de Vito Piscicelli

cc:	Antonio Picca Piccon (Ferrari N.V.)
Carlo Daneo (Ferrari N.V.)